UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                           Devon Energy Corporation
 ----------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   25179M103
 ----------------------------------------------------------------------------
                                (CUSIP Number)

                                August 17, 1998
 ----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  25179M103

1.   Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

          Kerr-McGee Corporation

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

3.   SEC Use Only


4.   Citizenship or Place of Organization

          Delaware


Number of Shares           5.  Sole Voting Power                    9,954,000

Beneficially Owned         6.  Shared Voting Power                          0

by Each Reporting          7.  Sole Dispositive Power               9,954,000

Person With:               8.  Shared Dispositive Power                     0


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          9,954,000

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


11.  Percent of Class Represented by Amount in Row (11):

          14.2%

12.  Type of Reporting Person (See Instructions)

          CO

ITEM 1(a).     NAME OF ISSUER

          Devon Energy Corporation (formerly Devon Delaware Corporation)

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102

ITEM 2(a).     NAME OF PERSON FILING

          Kerr-McGee Corporation

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102

ITEM 2(c).     CITIZENSHIP

          Delaware

ITEM 2(d).     TITLE OF CLASS OF SECURITIES

          Common Stock, par value $0.10 per share

ITEM 2(e).     CUSIP NUMBER

          25179M103

ITEM 3.        FILINGS PURSUANT TO RULES 13d-1(b) or 13d-2(b) or (c)

          Not applicable.

ITEM 4.        OWNERSHIP

          (a)  Amount beneficially owned:  9,954,000

          (b)  Percent of class:  14.2%

          (c)  Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote:        9,954,000
               (ii) Shared power to vote or to direct the vote:              0
              (iii) Sole power to dispose or to direct the
                    disposition of:                                  9,954,000
               (iv) Shared power to dispose or to direct the
                    disposition of:                                          0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS

          Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF GROUP

          Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.       CERTIFICATIONS

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     August 27 1999

                            KERR-McGEE CORPORATION


                            By:          /s/ John C. Linehan
                            Name:     John C. Linehan
                            Title:    Executive Vice President and
                                      Chief Financial Officer


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).